Filed Pursuant to Rule 433
Registration Statement No. 333-260579 and 333-260579-01
November 8, 2021

nVent Finance S.à r.l.

Pricing Term Sheet

Issuer:	nVent Finance S.à r.l.
Guarantor:	nVent Electric plc
Offering Format:	SEC Registered
Security:	2.750% Senior Notes due 2031
Size:	$300,000,000
Maturity:	November 15, 2031
Coupon:	2.750%
Price to Public:	99.671% of face amount
Yield to Maturity:	2.788%
Spread to Benchmark Treasury:	+130 basis points
Benchmark Treasury:	1.250% due August 15, 2031
Benchmark Treasury Price and Yield:	97-27 / 1.488%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2022
Redemption Provisions:
Make-Whole Call:	At any time prior to par call date at a discount rate of Treasury plus 20 basis points
Par Call:	At any time on or after August 15, 2031 (the date that is three months prior to the maturity date)
Tax Call:	At any time at par if certain events occur involving changes in taxation
Change of Control:	Put at 101% of the principal amount of the notes, plus accrued and unpaid interest
Trade Date:	November 8, 2021
Settlement Date*:	November 23, 2021 (T+10)
Ratings**:	BBB- (S&P) BBB (Fitch)
CUSIP:	67078AAE3
ISIN:	US67078AAE38
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Goldman Sachs & Co. LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	BMO Capital Markets Corp. Loop Capital Markets LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or emailing at dg.prospectus_requests@bofa.com, calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or emailing at prospectus@citi.com or calling  J.P. Morgan Securities LLC collect at (212) 834-4533.

*The underwriters expect to deliver the notes against payment for the notes on or about November 23, 2021, which will be the tenth business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes prior to the date that is the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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